December 23, 2021

VIA EDGAR

Mr. David Orlic
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2
Filed November 22, 2021
File No. 333-261274

Dear Mr. Orlic and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on December 13, 2021 and December 20, 2021, relating to GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on November 22, 2021.

Simultaneously herewith, GECC has filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

General

1.
Please provide an updated consent of GECC’s independent auditor with the Amended Registration Statement.

RESPONSE:  In response to the Staff’s comment, GECC has filed an updated consent of its independent auditor as Exhibit (n)(1) to the Amended Registration Statement.

2.
Please confirm that GECC’s future Annual Reports on Form 10-K will include the disclosure required by Instructions 4(h) and 10 to Item 24 of Form N-2.

RESPONSE:  In response to the Staff’s comment, GECC confirms its future Annual Reports on Form 10-K will include the disclosure required by Instructions 4(h) and 10 to Item 24 of Form N-2.

U.S. Securities and Exchange Commission
Division of Investment Management
December 23, 2021

3.
Please confirm that GECC’s future Annual Reports on Form 10-K will include consents from GECC’s independent registered public accounting firm and any significant subsidiaries under Rule 3-09 of Regulation S-X.

RESPONSE:  In response to the Staff’s comment, GECC confirms its future Annual Reports on Form 10-K will include the required consents from GECC’s independent registered public accounting firm and any significant subsidiaries under Rule 3-09 of Regulation S-X.

Senior Securities, page 12

4.
Please provide the senior securities disclosure from GECC’s most recent Quarterly Report on Form 10-Q as required by Instruction 1 to Item 4.3 of Form N-2, which refers to the disclosure required by Instruction 3 to Item 4.1 of Form N-2.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revision in the Amended Registration Statement.

Description of Our Subscription Rights, page 54

5.
Please revise the disclosure in the fourth bullet to clarify that the ratio of the offering may not exceed one new share for each three rights held.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revision in the Amended Registration Statement.

Item 34. Undertakings, page C-5

6.
Please update the Registration Statement to include undertaking 3(d)(1) in Item 34. of Form N-2.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Amended Registration Statement.

*  *  *  *  *

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on December 13, 2021 and December 20, 2021.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

U.S. Securities and Exchange Commission
Division of Investment Management
December 23, 2021

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day